Meeder Financial & The Flex-funds®

2010 Annual Review

1

This is Bob Meeder, President of Meeder Financial and The Flex-funds. Welcome to our 2010 Annual Review webcast. We have received positive feedback on our new format and have decided to continue with two short presentations. This presentation will focus on the recent performance of the markets as well as our current investment strategies and allocations.

The Stock Market in 2010

15%
For 2010
9%
-13%
-4%
YTD as of 8.31.10
20%
1300
1225
1150
1075
1000
12/31/2009
1/29/2010
2/26/2010
3/31/2010
4/30/2010
5/28/2010
6/30/2010
7/30/2010
8/31/2010
9/30/2010
10/29/2010
11/29/2010
12/31/2010

2

This chart summarizes the performance of the stock market, for 2010.

The year can be broken down into three distinct periods. First, the markets rose 9% in the first four months of the year through April 23rd then declined over 13% from April 23 to August 31. As of August 31, the S&P 500 was down over 4% for the year. After this poor showing, remarkably the S&P then increased over 20% in the last 4 months of the year to finish the year with a gain of 15%.

The stock market’s ability to hold its mid year lows and not break down in late August and then begin to experience a definitive uptrend, is one of the many constructive indicators that led us to believe that the risk/reward relationship of the stock market was improving. Due to this and many other factors, we adopted a fully invested position in the stock market for our defensive equity funds and portfolios during the 4th quarter.

Year-to-Date Returns

S&P 500
Russell 2000
Emerging Markets
Europe
China
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

3

Here we see the progression of 5 distinct sectors of the stock market including large cap stocks, small cap stocks, emerging markets, Europe, and China. After leading into the mid April market peak, small cap stocks experienced more weakness than Large Caps and by the end of August, small cap stocks performance was essentially the same as large cap stocks. However, the last four months of the year were very positive for Small Cap stocks, relative to Large Caps, and by year end, they experienced a gain of over 26%, 11% ahead of large cap stocks.

After lagging throughout the first half of the year, emerging markets improved on a relative basis through the last half of the year. For the year, emerging markets slightly outperformed the S&P 500.

Two areas we specifically avoided throughout the year were Europe and China. As you can see, both finished the year with negative total returns of -3.2% & -5.6% respectively. To date, we continue to avoid both sectors.

January 2003 –
December 2004
1250
1125
1000
875
750
2003 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

January 2009 –
December 2010
1250
1100
950
800
650
2009 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2010 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Source: Bloomberg

This slide may look familiar as we have communicated the similarities of these periods in previous reviews.  As stated previously, these two, two year periods have a lot in common. Both 2004 and 2010 were election years, and in June of 2003 the Fed lowered interest rates to a then unheard level of 1%, much like our current interest rate environment.

Again, while history never repeats itself exactly, the fourth quarter of 2010 performed similarly to the fourth quarter of 2004, rising strongly into year end. Dale Smith will review additional historical comparisons surrounding the presidential election cycle, in our 2010 economic review and outlook presentation.

Growth / Value Year-to-Date 2010

Growth
Value
20%
15%
10%
5%
0%
-5%
-10%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

5

Next, we will turn our attention to the performance between Growth vs. Value stocks in 2010. For much of the year, our models were generally neutral between value and growth, which was consistent with their performance relative to each other. However, over the past few months, our quantitative models have started to favor growth over value. As you can see, during the last quarter of 2010, growth stocks have outperformed value stocks.

S&P Sector Leadership

	12/31/09-4/23/10		4/23/10-8/31/10		8/31/10-12/31/10
Consumer Discr.	19.8%	Telecom	4.7%	Energy	31.8%
Industrials	19.0%	Utilities	-0.1%	Materials	27.4%
Financials	16.7%	Consumer Staples	-4.9%	Consumer Discr.	23.7%
S&P 500	9.2%	Healthcare	-10.6%	Info Tech	23.3%
Energy	7.7%	Materials	-11.1%	Industrials	22.8%
Info Tech	6.9%	S&P 500	-12.7%	S&P 500	20.7%
Materials	5.9%	Consumer Discr.	-15.7%	Financials	17.8%
Consumer Staples	4.9%	Industrials	-15.8%	Telecom	14.3%
Healthcare	0.4%	Energy	-17.0%	Healthcare	12.6%
Utilities	-1.6%	Info Tech	-17.2%	Consumer Staples	10.0%
Telecom	-6.2%	Financials	-19.4%	Utilities	2.6%

6

To briefly review how different sectors performed, we again divided 2010 into the same three time periods we discussed on slide two. First, the period up to the stock markets peak in late April, the second from the end of April to August 31 and finally, the last four months of the year. Interestingly, the five sectors that led when the stock market was strong during the first four months of the year, were the five worst performing sectors when the stock market was weak during the subsequent four month period. As the stock market rallied in the last four months of the year, this trend was again reversed with these sectors finding their way to the top of the pack. Our underweight in Technology helped us during the first 8 months of the year. However we have upgraded this sector to a more neutral position. Additionally, we were overweighted in the materials sector since last summer, which enhanced our performance as this sector has outperformed since the April 23rd peak.

Where We Are Investing Now

Data as of December 31, 2010

Growth & Aggressive Growth Portfolios

- Overweight Consumer Discretionary and Industrial Materials
- Upgraded Energy and Technology to a neutral weighting
- Underweighted Consumer Staples, Utilities, Telecom, and Healthcare
- Increased our overweight to growth over value, mid-cap and small-cap
- Modest Emerging Market exposure, still avoiding Developed International

7

Currently, we are overweight both consumer discretionary and Industrial Materials and have upgraded Energy and Technology to a neutral weighting. In addition, we have underweighted some sectors that are traditionally more defensive such as Consumer Staples, Utilities, Telecom and Health Care.

As I mentioned previously, throughout the 4th quarter, we continually increased our overweight to growth versus value. We also maintained overweight positions in both mid cap and small cap stocks while maintaining our modest emerging market position, while completely avoiding the developed international markets.

Where We Are Investing Now

Data as of December 31, 2010

Defensive Equity Portfolios

- Improved risk/reward relationship in the equity market
- 100% invested in equities as of the end of November
- Equity holdings very similar to Growth Portfolios

8

For our defensive equity funds and portfolios, our models pointed towards an improving risk/reward relationship for the stock market. Consequently, we increased our equity exposure throughout the fourth quarter and ended the year 100% invested in the stock market. Our equity holdings are very similar to our growth portfolios.

Where We Are Investing Now

Data as of December 31, 2010

Defensive Fixed Income Portfolios

- Fixed Income Models indicate intermediate term rates may rise
- Target maturity: Below benchmark
- Overweight Corporate Bonds

9

Our fixed income models continue to indicate that intermediate term interest rates will increase. As a result, we continue to maintain an average weighted maturity slightly below that of our benchmark. We also continue to overweight investment grade corporate bonds.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive

Dublin, OH 43017

Phone: 866.633.3371

www.meederfinancial.com

clientservices@meederfinancial.com

10

Thank you for your time. We encourage you to review our 2011 Annual Economic Outlook webcast focusing on recent economic trends and other potential key drivers that could affect the financial markets in 2011.

If you have questions or comments on the material presented or the new format of our Quarterly Review, please feel free to call or send us an email.

Thank you for joining us today.

Meeder Financial & The Flex-funds®

Annual Economic Outlook and Review

1

Hello. This is Dale Smith, Chief Investment Officer of Meeder Financial. Welcome to our Annual Economic Outlook and Review Webcast. In this brief presentation, we will touch on the key drivers of economic and market performance that we see affecting the markets in 2011.

Key Drivers for 2011

- Strength of the Recovery
- Politics / Gridlock
- Unemployment
- Housing Overhang
- Economic Growth Rate Differentials
- Sovereign Credit Risks / Europe
- Additional Fiscal & Monetary Stimulus Measures

2

We see the following key drivers potentially affecting the markets in 2011, including the continuation of several from the prior year. In the following slides we will very briefly discuss the Strength of the Recovery, Politics and the Presidential cycle, Unemployment, Housing, the Economic Growth Rate Differentials across various countries, Sovereign Credit Risks in Europe and Additional Fiscal and Monetary Stimulus measures.

Real Consumer Spending

9500
9400
9300
9200
9100
9000
8900
8800
8700
8600
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Economy
better than
expected

3

First, let’s review the economic recovery. After much debate over a potential double dip recession, and concerns about the aftereffects of the original stimulus package, the economy has shown itself to be better than most economists expected. In fact, as shown here, total consumption by consumers is now greater than it was at the peak of the market in 2007. Though this has been partially spurred by the various stimulus efforts, the good news is that this rebound has come at a faster rate than many economists expected. The combination of the continuation of the tax cuts, extension of unemployment benefits and social security contribution reductions recently approved by Congress should continue to support further growth in consumer spending into 2011.

S&P 500 Four-Year Presidential Cycle

Average Return by Quarter (1929-2009)

8
6
4
2
0
-2
Y2Q1
Y2Q2
Y2Q3
Y2Q4
Y3Q1
Y3Q2
Y3Q3
Y3Q4
Y4Q1
Y4Q2
Y4Q3
Y4Q4
Y1Q1
Y1Q2
Y1Q3
Y1Q4

4

We included this slide last quarter and thought it appropriate to include it again this quarter. Each 4 year presidential cycle contains 16 quarters. This slide summarizes the average quarterly return of the S&P 500 for each of the 16 quarters within the presidential cycle since 1929. Interestingly, the 3 quarters with the highest average return are the 4th quarter of the second year of the cycle, the quarter we just ended, and the subsequent 2 quarters. If this historical trend continues, the U.S. equity markets would be in for another strong 6 months.

S&P 500 Returns After Midterm Elections

Year	3 Months	6 Months	12 Months	24 Months
1950	13.6	16.9	16.2	28.0
1954	15.2	19.7	33.2	47.8
1958	6.8	11.8	11.1	6.5
1962	13.8	19.2	24.8	46.1
1966	8.7	17.2	12.9	28.8
1970	14.7	22.6	12.7	35.6
1974	6.5	21.5	18.9	36.0
1978	3.5	5.5	6.4	37.6
1982	4.2	17.9	19.9	21.8
1986	13.6	17.5	1.1	12.2
1990	14.9	22.0	25.1	34.0
1994	3.3	12.5	27.1	56.9
1998	14.5	21.9	22.0	28.4
2002	-7.8	1.2	14.9	27.4
2006	4.9	9.2	6.7	-32.7
Avg since 1930	6.5	11.7	13.9	23.4

5

Continuing with our presidential cycle theme, this table summarizes returns in the equity markets for the 3, 6, 12 and 24 month periods subsequent to each mid-term election dating back to 1950. As you can see, over the past 15 mid-term elections reaching back over the past 60 years, in 14 of the 15 periods, the markets were higher 3 and 24 months later, and in fact were higher all 15 times for the subsequent 6 month and 12 month periods.

Growth vs. Value Total Return

Four Year Presidential Cycle (1981 – 2009)

Russell 3000 Growth / Russell 3000 Value Total Return Four - Year Presidential Cycle (1981 - 2009)
3
2
1
0
-1
-2
-3
-4
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
-8
Growth > Value
Bars = Median Quarterly Returns Since 1981 (Scale Left)
Line = Russell 3000 Growth / Russell 3000 Value Total Return Four-Year Presidential Cycle Geometric Mean (Scale Right)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
YEAR 2 (2010)
YEAR 3 (2011)
YEAR 4 (2012)
YEAR 1 (2013)
COD201011291_C

© Copyright 2010 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html For data vendor disclaimers refer to www.ndr.com/vendorinfo/

6

One last interesting graph related to the presidential cycle. For most of the cycle, on average, value stocks have outperformed growth stocks, but interestingly, starting in the fourth quarter of the second year of the cycle, again the quarter that just ended, and continuing through most of the third year of the cycle, growth stocks have, on average, significantly outperformed value stocks. While this is not a direct indicator in our quantitative models, it is an interesting positive confirmation of our current model readings.

Unemployment Insurance

Weekly Claims and Recessions

Recession
Current Level
Initial Claims (4 Week Moving Average)
700,000
600,000
500,000
400,000
300,000
200,000
100,00
0
Initial Claims (4 week moving average)
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
1/1/2007
1/1/2008
1/1/2009
1/1/2010
1/1/2011

http://www.calculatedriskblog.com/

7

Turning briefly to unemployment, one of the more important unemployment indicators is the 4 week moving average of new weekly jobless claims. In the past we have said that things won’t improve appreciably until this number drops below 400,000 per week. In the last week of December, the 1 week number dropped below 400,000 for the first time in 2 ½ years. If this trend continues, and we expect it will, the markets will see this as another positive sign.

Case Shiller Composite Indices SA

Composite 10
Composite 20
250
200
150
100
50
0
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan011
http://www.calculatedriskblog.com/

8

Long time followers know that we can’t let a quarter go by without at least touching on housing. While it is not getting appreciably worse, it is also not getting appreciably better. Housing prices, as tracked by Case Shiller 10 city and 20 city indices have once again turned slightly negative after several months of gradual improvement. As you may recall, two separate housing stimulus packages have expired, and even though mortgage interest rates remain low by historical standards, prices have dropped on an inflation adjusted basis back to 2003 levels, but are still well above the levels of the 1990s.

Total Delinquent and Foreclosure Rates

By Month

Improvement not expected before late 2011
Non-Current
Delinquent
Foreclosure
% of Active Loans
16%
14%
12%
10%
8%
6%
4%
2%
0%
1995-01
1995-06
1995-12
1996-06
1996-12
1997-06
1997-12
1998-06
1998-12
1999-06
1999-12
2000-06
2000-12
2001-06
2001-12
2002-06
2002-12
2003-06
2003-12
2004-06
2004-12
2005-06
2005-12
2006-06
2006-12
2007-06
2007-12
2008-06
2008-12
2009-06
2009-12
2010-06
2010-11

Source:

9

Probably of more significant concern is the continued overhang or so called shadow inventory of housing. The percentage of Mortgages that are delinquent or past due have improved modestly, but are still well above long term norms. Some of this is due to increased foreclosure rates. Until delinquent mortgages and foreclosed properties are worked down to more normal levels, this overhang of housing supply will continue to put pressure on housing prices, particularly in the areas of the country where prices had risen the most. Don’t look for housing to really improve until late 2011 at the earliest.

Economic Health of Emerging G20 vs. G7

Year	Debt as a % of GDP	Budget Balance as a % of GDP	Share of World Population	Share of World GDP	Forecast 2010 GDP Growth
Brazil	142	-1.9	2.9	2.9	7.5
China	159	-2.2	19.7	7.7	10.5
India	129	-7.5	17.0	1.9	9.7
Indonesia	N/A	-1.6	3.5	0.9	6.0
Mexico	N/A	-2.3	1.6	1.9	5.0
Russia	71	-5.9	2.1	2.9	4.0
Avg EEM G20	**166.4**	**-3.4**	**49.9**	**22.2**	**6.7**
Canada	245	-2.8	0.5	2.6	3.1
France	308	-7.2	0.9	4.9	1.6
Germany	274	-3.3	1.2	6.3	3.3
Italy	298	-4.1	0.9	4.0	1.0
Japan	459	-10.5	1.9	8.4	2.8
U.K.	380	-7.0	0.9	4.6	1.7
U.S.	290	-10.3	4.5	24.9	2.6
Avg G7	**322**	**-6.4**	**10.8**	**55.7**	**2.3**

10

We continue to view emerging markets favorably. This chart compares various statistics of the Emerging Market countries that are included in the list of 20 major economies in what is known as the G20, compared to the larger developed economies listed here, commonly known as the G7. The important takeaway here is that the emerging market economies are projected to grow at nearly 3 times the rate of the developed economies, while incurring debt rates of only half of that of the developed markets. As of now, the prices of stocks in emerging market countries do not seem to reflect these relative advantages, and if the worldwide recovery continues, we believe we can see significant relative stock market outperformance from these emerging market economies.

European 5-Year Bond Yields

As of December 31, 2010

Germany 1.8%

2.400
2.200
2.000
1.800
1.600
1.400
1.200
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Spain- 4.8%

5.000
4.500
4.000
3.500
3.000
2.500
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Portugal- 5.7%

6.000
5.500
5.000
4.500
4.000
3.500
3.000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Ireland- 8.1%

9.000
8.000
7.000
6.000
5.000
4.000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

11

We continue to have concerns in Europe and we continue to avoid investment there. Investor’s concerns can be seen in the sovereign debt interest rates of many countries continuing to rise, with Germany being the stellar exception. Ultimately, both Portugal and Spain may join Ireland and Greece in needing some form of bailout assistance. Until the potential damage of these debt concerns clear, we will likely continue to avoid European investments.

Core Inflation

3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Dec 2002
Jun 2003
Dec 2003
Jun 2004
Dec 2004
Jun 2005
Dec 2005
Jun 2006
Dec 2006
Jun 2007
Dec 2007
Jun 2008
Dec 2008
Jun 2009
Dec 2009
Jun 2010
Dec 2010
Increased Fed Funds Rate unlikely in 2011.

12

And finally, core inflation, which is inflation excluding food and energy costs, continues to be subdued and below the fed’s target levels. Coupled with stubbornly high unemployment, we see little chance of an increase in the fed funds rate for at least the next several months and likely into 2012. This should continue to help the equity markets as lending can continue at very favorable rates.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

13

Thank you for your time. I strongly encourage you to also review our 2010 Annual Review presentation focusing on the recent performance of the markets as well as our current investment strategies and allocations.

Thank you for joining us today.